SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 1 FOR THE MONTH OF NOVEMBER 2005



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

On November 1, 2005, the Industrial Development Bank of Israel Limited ("Registrant") issued three Immediate Reports.

The first Immediate Report concerned the resolution of the Bank's Board of Directors on October 31, 2005 to extend by an additional two years, until July 31, 2008 (the termination date of the Bank's run-off plan) the term of service of the Chairman of the Board of the Bank, Dr. R. Cohen and of the General Manager of the bank, Mr. U. Galili and the Deputy General Manager of the bank, Mr. A. Savir.

The second Immediate Report concerned the resolution of the Bank's Board of Directors on October 31, 2005 to convene a Special Meeting of the Bank which will take place on Sunday, November 27, 2005 at 2:00 P.M. to approve the extension of the terms of service of Dr. R. Cohen as the Chairman of the Board, for an additional two years, until July 31, 2008.

The third Immediate Report concerned the notice given by the Governor of the Bank of Israel to the Bank on October 31, 2005 regarding the extension of the validity of the special line of credit that was provided to the Bank by the Bank of Israel until July 31, 2008 (the termination date of the run-off plan).

Translations of the Immediate Reports are included as Exhibits 1-3 to this Form 6-K.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Reports issued by the Registrant (a copy of which are included in this report on Form 6-K as Exhibits 1-3), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Reports are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Reports include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Reports are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2004 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: November 2, 2005                      By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel


                                            By: /s/ Natan Atlas
                                            -------------------
                                            Natan Atlas
                                            General Secretary